Exhibit 4.1.1

English Summary of the Amendment to the Consulting Agreement by and among Cresud and Consultores Assets Management S.A.

On September 8, 2017, Cresud and Consultores Assets Management S.A. (“Consultores”) entered into an amendment of the Consulting Services Agreement by which the parties agreed (i) considering the significant expansion and diversification of the activities developed by Cresud, that Consultores will advise Cresud on any type of business and/or investment which Cresud may request and implement, with any opinions given by Consultores qualifying as non-binding on Cresud and (ii) to contemplate the possibility of implementing partial assignments, subject to Cresud’s consent pursuant to the applicable laws, of the services rendered and rights conferred under the agreement to the various third parties who have assisted or may assist Consultores in the future.